19 April 2005

CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 18 April 2005 from Citigroup on behalf of Standard Life Investments, in accordance with Part VI of the Companies Act 1985 (as amended), that as at 15 April 2005 the number of shares held as a material interest is 174,674,877 shares being 3.94% of Corus Group plc's issued capital.
END